Exhibit 99.2

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (the “Agreement”) is made and entered into as of the 18th day of December, 2012, by and among: (1) CDC Corporation, as debtor and debtor-in-possession (“CDC” or “Debtor”) and the Official Committee of Equity Security Holders of Debtor CDC Corporation (“Committee”) (together, the “Debtor Parties”); (2) CDC Software Corporation (“CDC Software”); and (3) Wong Chung Kiu (a.k.a. C.K. Wong) (“C.K. Wong”), Yip Hak Yung (a.k.a. Peter Yip) (“Yip”), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited) (“APOL”), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien) (“Ch’ien”), Francis Kwok-Yu Au (“Au”), Donald L. Novajosky (“Novajosky”), Monish Bahl (“Bahl”), Thomas M. Britt III (“Britt”), Wong Kwong Chi (a.k.a. Simon Wong) (“S. Wong”), and Wang Cheung Yue (a.k.a. Fred Wang) (“Wang”) (collectively, the “NY Defendant Parties”), each of which is a “Party” and all together are the “Parties.”)

RECITALS

WHEREAS, on October 4, 2011, CDC filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C §§ 101-1532 (as amended, the “Bankruptcy Code”), Case No. 11-79079-PWB (the “Bankruptcy Case”) pending in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”);

WHEREAS, on or about April 27, 2012, Evolution Capital Management, LLC (“ECM”), Evolution CDC SPV Ltd. (“Evolution SPV”), Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”), Evo China Fund (“Evo China”) and E1 Fund, Ltd. (“E1 Fund”) (collectively, the “Evolution Parties”) filed an action alleging various torts against the NY Defendant Parties in the Supreme Court for the State of New York, entitled Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M), Evo China Fund and E1 Fund, Ltd. Vs. CDC Software Corporation, Wong Chung Kiu, Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang), Index No. 651395/2012, which was subsequently removed by APOL to the United States Court for the Southern District of New York, Case No. 1:12-cv-04841 (AJN) (the “EVO II Action”));

WHEREAS, the EVO II Action arises out of a prior action in the Supreme Court for the State of New York entitled Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. v. CDC Corporation, Index No. 650749/2009, and a prior action in the Supreme Court for the State of New York entitled CDC Corporation v. Evolution Capital Management LLC, Evolution Capital Management Asia, Ltd., Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M, Evolution Master Fund Ltd., SPC, and E1 Fund, Ltd., Index No. 600526/2010 (together with the EVO II Action, the “New York Actions”);

WHEREAS, on or about May 1, 2012, ECM filed a Proof of Claim in the Bankruptcy Case alleging various torts against the Debtor (the “ECM Proof of Claim”);

WHEREAS, the NY Defendant Parties have raised various claims for indemnification against the Debtor and/or CDC Software arising from the New York Actions (the “Indemnity Claims”), and CDC has agreed to advance defense costs to some of the NY Defendant Parties pursuant to deeds of indemnity, articles of association, and/or other contractual arrangements;

WHEREAS, on or about August 31, 2012, Debtor filed an Adversary Complaint alleging various breaches of a settlement agreement against the Evolution Parties and challenging the ECM Proof of Claim, Adversary Proceeding No. 12-05441 (the “Adversary Proceeding”);

WHEREAS, on or about October 17, 2012, ECM moved to withdraw the reference of certain portions of the Adversary Proceeding from the Bankruptcy Court to the United States District Court for the Northern District of Georgia;

WHEREAS, on or about October 18, 2012, the Bankruptcy Court entered an Order establishing certain reserves including for the payment of the Indemnity Claims (the “Reserve Order”);

WHEREAS, on or about November 6, 2012, the Committee filed an Intervenor Complaint against the Evolution Parties in the Adversary Proceeding;

WHEREAS, in light of the risks, cost, and delays associated with the disputes between the Parties arising out of: (i) the New York Actions, (ii) the ECM Proof of Claim, and (iii) the Adversary Proceeding, the Debtor Parties, CDC Software, the Evolution Parties, and the NY Defendant Parties (the “EVO Settlement Parties”) have reached an agreement to settle all asserted and potential claims between or among the EVO Settlement Parties arising out of or relating to these disputes in accordance with the terms and conditions set forth in that certain Settlement Agreement dated December __, 2012 (the “EVO Settlement”); and

WHEREAS, as partial inducement to enter into the EVO Settlement, the terms of which are incorporated herein by reference, the Parties desire to settle certain asserted and potential claims between or among the Parties.

NOW THEREFORE, for and in consideration of the mutual covenants contained in this Agreement and in the EVO Settlement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Definitions. In addition to the terms that are defined elsewhere in this Agreement, the following terms shall have the following meanings ascribed to them, unless the context requires otherwise:

Approval Order shall mean an Order entered by the Bankruptcy Court in the Bankruptcy Case approving this Agreement and authorizing the Debtor to perform under this Agreement, which Order shall, among other things, expressly provide that it will be binding upon any Chapter 7 or Chapter 11 trustee at any time appointed, be in form and substance reasonably satisfactory to the Parties, and shall expressly provide for an amendment of the Reserve Order, as necessary, consistent with the provisions of Section 2 set forth herein.

Claims shall mean any and all claims (whether for indemnification, contribution or otherwise), manner of actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extants, executions, liens, obligations, liabilities, demands, losses, costs and expenses (including attorneys fees) of any kind, character, or nature whatsoever, known or unknown, fixed or contingent, liquidated or unliquidated, matured or unmatured, in law, equity, admiralty, bankruptcy or otherwise.

Debtor’s Contribution Claims shall mean any and all Claims to recover, return, clawback, avoid, and/or otherwise seek contribution from any of the NY Defendant Parties on account of the NY Indemnity Obligations, including any advancement or conditional payment of the NY Indemnity Obligations.

Estate shall mean the bankruptcy estate in the Bankruptcy Case, including all property of such estate under Section 541 of the Bankruptcy Code, and any successors thereto.

EVO Approval Order shall mean an Order entered by the Bankruptcy Court in the Bankruptcy Case approving the EVO Settlement and authorizing Debtor to perform under the EVO Settlement, which Order shall, among other things, expressly provide that it will be binding upon any Chapter 7 or Chapter 11 trustee at any time appointed.

NY Defendant Invoices shall mean all invoices (1) for legal fees and expenses incurred by the NY Defendant Parties in connection with the New York Actions and/or the NY Indemnity Obligations that the Debtor Parties have already paid to or on behalf of the NY Defendant Parties pursuant to the Reserve Order; (2) for reasonable and necessary legal fees and expenses incurred by the NY Defendant Parties in connection with the New York Actions and/or the NY Indemnity Obligations submitted to, but not yet paid by, the Debtor Parties in accordance with the Reserve Order, and (3) and all other invoices that the NY Defendant Parties shall submit to the Debtor for amounts reasonably and necessarily due and owing in connection with the NY Indemnity Obligations and/or the New York Actions, including all unpaid legal fees and expenses. Provided, however, that NY Defendant Invoices do not include legal fees and expenses incurred by APOL or CDC Software.

NY Indemnity Obligations shall mean any and all obligations that the Debtor or any other Party, including but not limited to CDC Software, may have to indemnify or otherwise compensate any of the NY Defendant Parties for any and all losses, fees and expenses incurred by the NY Defendant Parties in connection with the New York Actions on account of the Indemnity Claims or otherwise, whether such obligations arise out of deeds of indemnity, articles of association, and/or separate agreements or undertakings.

Other Indemnity Obligations shall mean any and all obligations that the Debtor or any other Party, including but not limited to CDC Software, if any, may have to indemnify or otherwise compensate any of the NY Defendant Parties for any and all losses, fees and expenses incurred by the NY Defendant Parties other than in connection with the New York Actions whether such obligations arise out of deeds of indemnity, articles of association, and/or separate agreements or undertakings.

Person shall mean any individual, partnership, corporation, limited liability company, limited liability partnership, joint venture, trust, or unincorporated organization or association, any “doing business as” entity, any other form of business or commercial entity, or a government or any governmental agency or political subdivision.

Settlement Date shall mean the date upon which both the Approval Order and EVO Approval Order have been entered by the Bankruptcy Court.

2. Settlement Amount. The Debtor shall pay all NY Defendant Invoices. Within five (5) business days after the Settlement Date, the NY Defendant Parties shall submit to the Debtor any NY Defendant Invoices that have not yet been submitted and/or paid. The Debtor shall – no later than two (2) business days after receipt by the Debtor of the NY Defendant Invoices, and without further order of the Bankruptcy Court – pay to the NY Defendant Parties all amounts due and owing under the NY Defendant Invoices (the “Payment”). Payments shall be made in full by wire transmissions to each of the NY Defendant Parties in accordance with the wire instructions provided in Section 6 of this Agreement, unless otherwise agreed to by the NY Defendant Parties. For the avoidance of doubt, no payment into escrow, to the Bankruptcy Court, or to any party or intermediary other that an entity so designated in writing by the NY Defendant Parties shall be deemed a Payment under this Agreement. The date that the last wire transmission required under this Agreement is completed is the “Payment Date.” To the extent any term set forth in this Section 2 shall contradict any of the terms set forth in the Reserve Order, the terms of this Section 2 shall control and this Agreement shall be deemed to be an amendment of the Reserve Order, as necessary.

3. Releases.

(a) The Debtor Parties and CDC Software of the NY Defendant Parties. Effective upon the Payment Date, the Debtor Parties and CDC Software, on behalf of themselves, the Estate, and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, assigns, and any litigation or liquidating trust or trustee arising out of the confirmed plan of reorganization or liquidation in the Debtor’s Bankruptcy Case (the “CDC Releasors”), do hereby remise, release, acquit and forever discharge the NY Defendant Parties and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “NY Defendant Releasees”), from any and all Claims, including the Debtor’s Contribution Claims, which the CDC Releasors may have, or claim to have, now or which may hereafter arise out of, relate to, or be connected with the New York Actions, including any act of commission or omission of any of the NY Defendant Releasees existing or occurring prior to the Settlement Date, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the NY Defendant Releasees on account of any of the Claims released herein; provided, however, that nothing herein shall be construed to release Claims for breach of this Agreement and any Claims against the CDC Releasors’ former officers and directors arising out of conduct, activities, and transactions not arising out of, in connection with, or related to the New York Actions. For avoidance of doubt, the CDC Releasors expressly release any right they might otherwise have to recover from the NY Defendant Releasees any amounts that have been or will be paid on account of the NY Defendant Invoices or the EVO Settlement.

(b) The NY Defendant Parties of the Debtor Parties and CDC Software. Effective upon the Payment Date, the NY Defendant Parties, on behalf of themselves and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, and assigns (the “NY Defendant Releasors”), do hereby remise, release, acquit and forever discharge the Debtor Parties and CDC Software and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “CDC Releasees”), from any and all Claims which the NY Defendant Releasors may have, or claim to have, now or which may hereafter arise out of, relate to, or be connected with the New York Actions, including the NY Indemnity Obligations and including any act of commission or omission of any of the CDC Releasees existing or occurring prior to the Settlement Date, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the CDC Releasees on account of the Claims released herein; provided, however, that nothing herein shall be construed to release Claims arising from, related to, or in connection with breach of this Agreement, the NY Defendant Invoices, the Other Indemnity Obligations, and Claims or interests in the Debtor Parties unrelated to the New York Actions including any proofs of claim and proofs of interest filed in the Debtor’s Bankruptcy Case.

(c) The Debtors Parties of CDC Software. Effective upon the Payment Date, the Debtor Parties, on behalf of themselves, the Estate, and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, assigns, and any litigation or liquidating trust or trustee arising out of the confirmed plan of reorganization or liquidation in the Debtor’s Bankruptcy Case (the “Debtor Party Releasors”), do hereby remise, release, acquit and forever discharge CDC Software and its past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “CDC Software Releasees”), from any and all Claims which the Debtor Party Releasors may have, or claim to have, now or which may hereafter arise out of, relate to, or be connected with the New York Actions, including any act of commission or omission of any of the CDC Software Releasees existing or occurring prior to the Settlement Date, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the CDC Software Releasees on account of any of the Claims released herein; provided, however, that nothing herein shall be construed to release Claims for breach of this Agreement.

(d) CDC Software of the Debtor Parties. Effective upon the Payment Date, CDC Software, on behalf of itself and its past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, and assigns (the “CDC Software Releasors”), do hereby remise, release, acquit and forever discharge the Debtor Parties and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “Debtor Party Releasees”), from any and all Claims which the CDC Software Releasors may have, or claim to have, now or which may hereafter arise out of, relate to, or be connected with the New York Actions, including any act of commission or omission of any of the Debtor Party Releasees existing or occurring prior to the Settlement Date, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the Debtor Party Releasees on account of any of the Claims released herein; provided, however, that nothing herein shall be construed to release Claims for breach of this Agreement, the Other Indemnity Obligations, and Claims or interests in the Debtor Parties unrelated to the New York Actions including any proofs of claim and proofs of interest filed in the Debtor’s Bankruptcy Case.

4. Approval of Bankruptcy Court. This Agreement shall not become effective unless and until approved by entry of both the Approval Order and EVO Approval Order by the Bankruptcy Court after such notice to creditors and other parties in interest and a hearing or opportunity for hearing, as deemed appropriate by the Bankruptcy Court. The Debtor promptly shall file in the Bankruptcy Case a motion (the “Settlement Motion”) seeking expedited Bankruptcy Court approval of this Agreement in the month of December, 2012. The Parties shall cooperate in seeking Bankruptcy Court approval of this Agreement and shall use their best efforts to have the Approval Order entered by December 19, 2012, including, without limitation, attending any hearing before the Bankruptcy Court on the Settlement Motion, such that each of the Payments is made by December 31, 2012.

5. Notices. All notices, requests and demands to or upon a Party shall be in writing and sent by facsimile transmission and overnight courier, and, unless otherwise expressly provided herein, shall be deemed to have been validly served by the sending Party on the date of transmission and deemed received by the noticed Party one (1) business day after transmission, when addressed as follows:

If to Debtor Parties:	Marcus A. Watson
Finley, Colmer and Company
5565 Glenridge Connector, Suite 200
Atlanta, GA 30342
Tel: (770) 668-0637
Fax: (678) 579-5808

With a copy to:	James C. Cifelli
Gregory D. Ellis
Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.
3343 Peachtree Road, NE
East Tower, Suite 550
Atlanta, GA 30326
Telephone: (404) 262-7373
Facsimile: (404) 262-9911

J. David Dantzler, Jr.
Troutman Sanders, LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, GA 30308-2216
Telephone: (404) 885-3314
Facsimile: (404) 962-6799

If to CDC Software:	Matthew Solum
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-6400

If to NY Def. Parties:	Daniel P. Goldberg
Holwell Shuster & Goldberg LLP
125 Broad Street, 39th Floor
New York, NY 10004
Telephone: (646) 837-5154
Facsimile: (646) 837-5150

Eric Lopez Schnabel
Dorsey & Whitney LLP
51 West 52nd Street
New York, New York 10019-6119
Telephone: (212) 415-9200
Facsimile: (212) 953-7201

Erin N. Brady
Jones Day
555 South Flower Street
Fiftieth Floor
Los Angeles, CA 90071
Telephone: (213) 489-3939
Facsimile: (213) 243-2539

Charles T. Spada
Lankler Siffert & Wohl LLP
500 Fifth Avenue
New York, New York 10010
Telephone: (212) 921-8399
Facsimile: (212) 764-3701

Steven J. Estep
Cohen Cooper Estep & Allen
3330 Cumberland Blvd., Suite 600
Atlanta, GA 30339
Telephone: (404) 814-0000 x210
Facsimile: (404) 816-8900

Any Party may change the address at which that Party shall receive notice or the name of the person receiving a copy of such notice by furnishing the other Party a change of address or change of person receiving copies of notice in the manner set forth herein for the giving of notices. A notice of change of address or change of person receiving copies shall become effective five (5) business days after delivery.

6. Wire Instructions. Payment of the Settlement Amount shall be by means of wires to each of the NY Defendant Parties in accordance with the following wire transfer instructions:

Correspondent Bank:	JP Morgan Chase Bank NA, New York
[Complete instructions to be transmitted by separate letter]

7. No Admission of Liability. This Agreement shall not in any way be construed as an admission by any Party of any acts of misconduct whatsoever against any other Party or any other Person, and all Parties specifically disclaim any liability to any other Party or any other Person, except as otherwise stated in this Agreement. The Parties specifically acknowledge and agree that this Agreement is made to compromise and settle the Parties’ respective rights, defenses and Claims and that neither this Agreement nor any action taken pursuant to this Agreement shall be offered or received in evidence in any action or proceeding as an admission of liability or wrongdoing of any nature on the part of any Party.

8. Authority. Subject to the entry of the Approval Order, each of the Parties represents and warrants to the other that it has full power and authority to enter into this Agreement.

9. No Prior Transfer or Assignment. Each Party hereby represents and warrants that every Claim or other matter released by such Party under Section 3 of this Agreement: (a) has not heretofore been assigned or encumbered by such Party (or if previously assigned or encumbered by a Party, has been assigned back to such Party and the encumbrance released) and is not the subject of a transfer (as the term “transfer” is defined in 11 U.S.C. § 101(54)), by such Party; and (b) such Party owns and has the power to grant the releases which said Party is purporting to release under Section 3 of this Agreement.

10. Certain Representations and Warranties. Each of the Parties represents and warrants to the others, as an inducement for the others to enter into this Agreement, that:

(a) Such Party has read and understands all of the terms and conditions set forth in this Agreement;

(b) Such Party has had the benefit of legal counsel of its own choosing in deciding to execute this Agreement;

(c) Such Party, without promise of benefit other than as set forth herein, is voluntarily entering into this settlement;

(d) There is good and valid consideration to support such Party’s entering into this Agreement and to bind such Party by the terms and conditions of this Agreement; and

(e) Such Party was not coerced, threatened or otherwise forced to sign this Agreement, and its signature appearing below is voluntary and genuine and was duly and validly authorized and given.

11. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement, and the signature pages from any counterpart may be appended to any other counterpart to assemble fully-executed counterparts. Counterparts of this Agreement also may be exchanged via electronic facsimile machines or computer, and any such electronic transmission of any Party’s signature shall be deemed to be an original signature for all purposes.

12. Entire Agreement. This Agreement sets forth all of the promises, covenants, agreements, conditions and understandings between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, express or implied, each Party specifically warrants that this Agreement is executed without reliance upon any statement or representation by the other Party, except as expressly stated in this Agreement,

13. Amendment. The terms of this Agreement shall not be altered, amended, modified or otherwise changed in any respect except by a writing duly executed by all the Parties.

14. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

15. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Parties, the Estate, and their respective agents, legal representatives, successors, transferees and assigns, including, without limiting the foregoing, any subsequent committee, Chapter 7 Trustee, Chapter 11 Trustee, or plan administrator. No Chapter 11 plan of reorganization or liquidation proposed by CDC or confirmed by the Bankruptcy Court shall amend or alter any of the covenants, obligations, terms or conditions of this Agreement.

16. Construction. Should any provision of this Agreement require interpretation, the Parties agree that the judicial body or arbitration forum interpreting or construing such provision shall not apply any assumption that the terms of this Agreement shall be more strictly construed against any Party because of the rule of construction that an instrument is to be construed more strictly against the drafting Party, each Party hereby acknowledging and agreeing that all Parties and their respective agents have participated in the preparation of this Agreement.

17. Section Headings; References: Gender and Number. The titles of the Sections herein have been inserted as a matter of convenience and for reference only and shall not control or affect the meaning or construction of any of the terms or the provisions in the Section. Words of any gender used in this Agreement shall be deemed to include the other gender or the neuter, and words in the singular shall be deemed to include the plural and the plural to include the singular when the sense requires,

18. Governing Law. This Agreement shall be construed under and governed by the internal laws of the State of New York.

19. No Waiver. No failure of a Party to notify any other Party of any default shall prejudice any remedy for any subsequent defaults. No failure of a Party to insist on strict compliance by any other Party with its obligations under this Agreement and no custom or practice of the Parties in variance with the terms of this Agreement shall constitute a waiver of the patty’s right to demand exact compliance with the terms of this Agreement. Any waiver by a Party of a default shall be limited to the particular instance and shall not operate or be deemed to waive any further default.

20. Further Documents. Each Party agrees to execute promptly any and all documents and to do and perform any and all acts and things reasonably necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

21. Bankruptcy Court Jurisdiction. An action for breach of this Agreement shall be brought only in the Bankruptcy Court, which shall retain jurisdiction over the subject matter and the Parties for this purpose.

22. Restoration. In the event that the Bankruptcy Court denies approval of this Agreement, this Agreement shall terminate and be null and void and have no further force or effect and the Parties shall be restored to their respective factual and legal positions which existed immediately prior to execution of this Agreement.

23. Party in Interest. Nothing in this Agreement shall be construed to prohibit any Party from appearing as a party in interest in any matter to be adjudicated in the Bankruptcy Case so long as such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement.

IN WITNESS WHEREOF, the Parties have at their hands and seals, or their appropriate officer or agent has executed this Agreement, on the date first written above.

CDC Corporation

/s/ Joseph D. Stutz
By: Joseph D. Stutz
Its: Secretary and General Counsel

CDC Software Corporation	Asia Pacific Online Limited

/s/ James P. Hickey	/s/ Nicola Chu Ming Nga
By: James P. Hickey	By: Nicola Chu Ming Nga
Its: Secretary	Its: Authorized Signatory

Wong Chung Kiu (a.k.a. C.K. Wong)	Monish Bahl

/s/ Chung Kiu Wong	/s/ Monish Bahl

Yip Hak Yung (a.k.a. Peter Yip)	Thomas M. Britt III

/s/ Peter Yip	/s/ Thomas M. Britt III

Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien)	Wong Kwong Chi (a.k.a. Simon Wong)

/s/ Raymond K.F. Ch’ien	/s/ Simon Wong

Francis Kwok-Yu Au	Wang Cheung Yue (a.k.a. Fred Wang)

/s/ Frank Au	/s/ Wang Cheung Yue

Donald L. Novajosky

/s/ Donald L. Novajosky